Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Pioneer Natural Resources Company

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Pioneer Natural Resources Company [NYSE:PXD]: Due to the Company’s Failure to Set Adequate Net Zero by 2050 Target, Realign Investment Plans to Limit Global Warming to 1.5°C, and Ensure Alignment of Policy Influence Activities:

●	Vote AGAINST Board Chair and Chairperson of the Sustainability and Climate Oversight Committee, J. Kenneth Thompson (Item 1k).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Pioneer Natural Resources is a hydrocarbon exploration and production company. Pioneer ranked among the top 50 global oil and gas producers for resources under development in 2021 (100 percent of that in unconventional expansion) and ranked 8th amongst global oil and gas producers for exploration capital expenditure between 2019 to 2021.1

Pioneer is one of the largest shale players in the U.S.2 A March 2022 analysis by Rystad showed that amidst an all-time high of horizontal drilling permits in the Permian basin, Pioneer was by far the leader with 99 of the 904 permits.3 According to a November 2021 analysis by the Institute for Energy Economics and Financial Analysis (IEEFA), Pioneer holds an industry-leading position in the Permian Basin.4 An analysis conducted by Oil Change International found that carbon emissions from Permian oil and gas production through 2050 could alone exhaust nearly 10 percent of the global 1.5°C carbon budget (see Appendix for additional detail on the climate impacts of expansion in the Permian Basin).5

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80 percent of carbon emissions from the U.S. energy system.6 The U.S. is the largest petroleum and fossil gas producer in the world, having overtaken Saudi Arabia and Russia in recent years.7 To stay within the available carbon budget to limit warming to 1.5°C, oil and gas companies must not just decarbonize their own emissions, but global consumption of fossil fuels must fall as well.8 In 2021, the International Energy Agency (IEA) set out the implications of a 1.5°C pathway for the oil and gas sector in its “Net Zero by 2050” scenario (NZE). Under the NZE, fossil fuel use falls dramatically and can be satisfied with existing assets, with no need to invest in new oil and gas fields.9

Pioneer’s production and exploration is almost entirely from shale-focused hydraulic fracturing.10 As shale-focused companies rely primarily on continued new drilling to sustain production, these companies are particularly at risk:11 In order to limit warming to 1.5°C and be aligned with the IEA NZE, shale-focused companies must reduce production by more than 80 percent.12

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to its core business, and greenhouse gas (GHG) emissions reductions have profound strategic implications, the board chair, and lead independent director where the position exists, should be held accountable.

Failure to set adequate net zero targets

Net zero by 2050 commitment that covers all relevant emissions sources, in particular Scope 3 emissions from the burning of products sold, and on a full equity share basis	X
Net zero commitment has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage	X
Company has adopted robust interim targets, including substantial reductions by 2030	X

Pioneer Natural Resources has recently adopted a “trajectory” to reach net zero scope 1 and 2 GHG emissions by 2050,13 but this excludes scope 3 emissions entirely. Additionally, while the company has set interim targets for scope 1 and 2 emissions reductions – reducing GHG emissions intensity by 50 percent and methane intensity by 75 percent by 2030, from a 2019 baseline - these targets are intensity reductions only.14 An intensity-only reduction target provides no guarantee that the company’s emissions will fall in absolute terms.

Pioneer asserts that its targets are consistent with the IEA SDS,15 which, while consistent with limiting warming to under 2°C, is not consistent with the Paris Agreement goal of limiting warming to 1.5°C.

Pioneer has stated that while it does not intend to rely on carbon offsets to meet near-term emissions reductions, it leaves open the possibility that “carbon-reduction technologies and nature-based solutions…may play a role” in realizing its net zero ambition.16

Capital allocation and investment plans not aligned with 1.5°C pathways

Company has a plan to realign capital expenditures to meet a net zero decarbonization commitment, including substantial reductions in production in line with the IEA Net Zero by 2050 Scenario.	X

According to Carbon Tracker’s assessment of Pioneer’s capex between 2021 and 2030, both sanctioned (those currently producing or under development) and unsanctioned (those not yet under development), 90-100 percent are outside of the IEA “Beyond 2 Degrees” Scenario (limiting warming to 1.6°C, net zero by 2060).17 To be aligned with the IEA NZE, Pioneer would have to cut production by 2030 to 14 percent of 2021 levels.18 Despite this, the company has stated that it believes it can continue to produce its assets and remain aligned to the IEA NZE, “In the short- to medium-term.”19

Pioneer Natural Resources is among 21 shale oil and gas companies that the New York State Common Retirement Fund has identified as “unprepared to adapt to a low-carbon future” and lacking a viable transition strategy.20

Given Pioneer’s reliance on hydraulic fracturing paired with its failure to commit to absolute emissions reductions or reduction in production, the company’s investors would be served by evidence of a decarbonization plan to steer the company through the coming energy transition, including rapid reductions in the production of fossil fuels in line with the IEA NZE Scenario.

Misalignment of policy influence activities with net zero commitment and 1.5°C pathways

Alignment of policy influence activities with net zero target and limiting warming to 1.5°C	X

Pioneer does not appear to have any published policy for aligning lobbying and political influence activities to limiting warming to 1.5°C.21

Pioneer does disclose some of its trade association memberships,22 and belongs to some organizations whose lobbying and influence activities may run counter to the Paris Agreement, including the American Exploration and Production Council (AXPC) and the Independent Petroleum Producers Association (IPPA).

In 2021, the AXPC lobbied Congress to preserve the Intangible Drilling Costs (IDC) tax deduction–shown to incentivize oil production–in the reconciliation bill.23 A pair of analyses by researchers with the Stockholm Environment Institute has demonstrated that the IDC subsidy can boost the returns of an oil drilling project by as much as 11 percentage points,24 and that Pioneer’s anticipated project returns were amplified by this subsidy by $8 billion dollars.25 A September 2021 analysis by Greenpeace found that Pioneer and other AXPC members have been among the largest beneficiaries of this and other similar subsidies over the last two decades (of at least $92 billion since 1998).26 This suggests that Pioneer’s “low-cost”27 development is contingent on public subsidies, which are lobbied for by industry trade associations.

Pioneer CEO Scott Sheffield is an at-large director at the IPAA.28 The IPAA characterizes itself as “an informed voice for the exploration and production segment of the industry,”29 yet does not appear to have a position statement on global warming or the industry’s pathway to achieving the Paris Agreement goals.

Conclusion: Pioneer has failed to set adequate net zero targets, align its capital investments with limiting warming to 1.5°C, or ensure its policy influence activities would support doing so. Therefore, we recommend that shareholders vote AGAINST Board Chair J. Kenneth Thompson at the company’s annual meeting on May 25, 2022.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to reach disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is systemic, escalating and irreversible - and corporate boards urgently need to take responsibility for averting and mitigating this risk.

The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net zero by 2050 at the latest.30 According to the International Energy Agency (IEA), in order to achieve net zero emissions globally by 2050, the electricity sector must reach net zero emissions in OECD countries no later than 2035 and there can be no investment in new fossil fuel production from today.31 The IPCC also recognizes that reducing rates of deforestation and forest degradation also represents one of the most effective and robust options for climate change mitigation.32

That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, capital expenditures, and policy influence to those targets. Despite the escalating climate crisis, systemically important U.S. companies continue to invest in the expansion and continued use of fossil fuels, further accelerating global warming.33

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool – their proxy voting power – to vote against directors.

Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won thus far have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Key Sectors Are Critical to Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors are key drivers of the production and consumption of fossil fuels and must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Similarly, companies driving deforestation – including companies that source key deforestation-linked agricultural commodities, driving market demand for one of the greatest threats to the world’s forests – must adopt comprehensive climate policies and end deforestation.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for lobbying and policy influence practices that obstruct climate action, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Oil & Gas

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.34 The U.S. is the largest petroleum and fossil gas producer in the world, having overtaken Saudi Arabia and Russia in recent years.35 In general, U.S. oil companies lag behind their European peers in adopting net zero by 2050 ambitions36, or investing in renewable energy production.37

To stay within the available carbon budget to limit warming to 1.5°C, not only must oil and gas companies decarbonize their own emissions, but global consumption of fossil fuels must fall as well.38 In May 2021, the IEA set out the implications of a 1.5°C pathway for the oil and gas sector in its ‘Net Zero by 2050’ scenario (“NZE”).39 Prior IEA scenarios such as the Beyond 2°C Scenario (aligned to limiting warming to 1.75°C by 206040) and the Sustainable Development Scenario (aligned to the Paris Agreement’s upper target of well below 2°C41), still fell short of limiting warming to 1.5°C.

Under the NZE, fossil fuel use falls dramatically and can be satisfied with existing assets, with no need to invest in new oil and gas fields, and no new coal mines or mine extensions.42 However, according to analyses by Carbon Tracker, the world’s largest oil companies have projects both sanctioned (those currently producing or under development) and unsanctioned (those not yet under development) over the course of the next two decades that would exceed the carbon budget for 2.0°C of global warming, let alone 1.5°C.43 This signals that many companies are not yet fully committed to meaningful reductions. While oil demand fell in 2020 due to COVID-19 disruptions,44 oil demand and pricing are currently rebounding,45 and any expansion plans are fundamentally at odds with the immediate global production reductions required within most Paris Agreement-aligned scenarios.46

As shale-focused companies rely primarily on continued new drilling to sustain production, these companies are particularly at risk: in order to limit to 1.5°C and be aligned with the IEA NZE, shale-focused companies in particular must reduce production by more than 80%.47 However, many U.S. companies continue to expand into shale-rich regions such as the Permian Basin48 (see Capital Allocation section). The Permian is predicted to account for much of the growth in US oil production, and much of this will likely be exported and burned overseas; an Occidental Petroleum company executive recently noted the trend by saying “every single molecule from here on out has to be exported.”49

Target setting

To avoid the risk of global temperature overshoot, emissions need to fall by 45% from 2010 levels by 2030, reaching net zero by 2050.50 Net-zero commitments should also incorporate interim targets and milestones that allow accelerated emissions reduction between now and 2030 rather than delaying the hard task of emissions reduction until after that date. Because the majority of the emissions for oil and gas companies - estimated between 75 and 88 percent - are attributed to the use of products sold,5152 net zero commitments must include downstream scope 3 emissions, rather than just focusing on the company’s operational (scopes 1 and 2) emissions.

Net zero commitments must cover projects on a full equity share basis, such that all joint ventures and subsidiaries are covered by the company-wide target. Companies should achieve net zero by 2050 with limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage (CCUS). Relying on CCUS–rather than phasing out the production of fossil fuels–is a risky strategy53; even pro-CCUS sources acknowledge that many proposed CCUS technologies are as yet unproven, and a massive infrastructure investment and buildout would be required to capture enough carbon to limit warming to 1.5°C.54 Oil and gas companies should clearly disclose specific plans to use offsets or negative emissions to achieve net zero emissions by 2050, so that investors may assess the quality and credibility of their plans.

KEY DATA SOURCES:

●	CDP (formerly Carbon Disclosure Project), company survey responses[55]

●	Science-Based Targets Initiative, Companies list[56] and Sector Guidance[57]

●	Climate Action 100+, Disclosure Indicators 1-4[58]

●	Oil Change International, Big Oil Reality Check[59]

Capital allocation

Given that oil supplies currently in production already exceed the carbon budget for limiting warming to 1.5°C, oil and gas companies must immediately cease approving investment in new projects that fall outside the carbon budget. At minimum, Arctic and oil sands projects should be halted because they are inconsistent with limiting warming to 1.5°C60, economically marginal due to elevated production costs, and carry additional environmental and human rights risks.61

Oil production in the Permian Basin in Texas and New Mexico – almost entirely fracking62–has nearly quadrupled from 2010 to today,63 while natural gas production has more than tripled.64 According to an analysis conducted by Oil Change International, carbon emissions from Permian oil and gas production through 2050 could alone exhaust nearly 10% of the global 1.5°C carbon budget.65 The climate impact of Permian oil and gas is even greater than coal based on the amount of methane that escapes into the atmosphere during hydraulic fracking.66 It is estimated that the Permian Basin has a 60% higher methane leakage rate than other U.S oil and gas regions.67 Given that the vast majority of these emissions would come from wells not yet in production at the end of 2020, much of these emissions could be avoided if companies simply halted all drilling of new wells.68

Investors should use the NZE scenario as a floor to assess companies’ climate policies, transition scenarios and capital allocation alignment. Importantly, no new oil or gas fields should be approved for development under a 1.5°C pathway; no investment in new oil and gas production should be undertaken;69 and production levels must fall by the 2030s.70 Under such a scenario, asset stranding of additional production assets as well as existing assets is a major risk to investors.71

KEY DATA SOURCES

●	Rainforest Action Network, Banking on Climate Chaos[72]

●	Carbon Tracker, Fault Lines (2020)[73] and Adapt to Survive (2021)[74]

●	Carbon Tracker, Company Profiles: Oil & Gas Companies[75]

●	Climate Action 100+, Climate Action 100+ Net-Zero Company Benchmark: Company assessments, see Disclosure Indicator 6[76]

Policy influence

Oil and gas companies must fully align their policy influence activities, including political spending and lobbying, with the policy settings required to accelerate sector-wide emissions reductions on a timeline necessary to limit warming to 1.5°C. Oil and gas companies must provide full disclosure of all political and lobbying spending in all jurisdictions to allow investors to assess this alignment. Finally, companies must ensure the alignment of the policy influence activities of any trade associations or similar entities of which they are members or to which they contribute with 1.5°C outcomes, or cease membership of such organizations.

KEY DATA SOURCES:

●	Climate Action 100+ Net-Zero Company Benchmark: Company assessments, see Disclosure Indicator 7[77]

●	InfluenceMap, List of companies and influencers[78]

Summary table

TARGET SETTING	1.1	Net zero by 2050 commitment that covers all relevant emissions sources, in particular scope 3 emissions from the burning of products sold, and on a full equity share basis
	1.2	Net zero commitment has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage
	1.3	Company has adopted robust interim targets, including substantial reductions by 2030
CAPITAL ALLOCATION	2.1	Company has a plan to realign capital expenditures to meet a net zero decarbonization commitment, including substantial reductions in production in line with the IEA Net Zero by 2050 Scenario
POLICY INFLUENCE	3.1	Alignment of policy influence activities with net zero target and limiting warming to 1.5°C

1 Analysis using Urgewald’s Global Oil and Gas Exit List (GOGEL), available at https://gogel.org/ Expenditure is a 3-year average from 2019-2021.

2 Davis, Carolyn, “Producer Pioneer Claims No. 1 Permian Producer Spot with DoublePoint, Parsley Acquisitions,” Natural Gas Intelligence, May 6, 2021

https://www.naturalgasintel.com/pioneer-claims-no-1-permian-producer-spot-with-doublepoint-parsley-acquisitions/,

3 Permian Basin Petroleum Association Magazine, “Drilling permits in Permian basin reach all-time high in March,” April 21, 2022, https://pboilandgasmagazine.com/drilling-permits-in-permian-basin-reach-all-time-high-in-march/

4 Institute for Energy Economics and Financial Analysis, Independent Producers Dominate Majors in the Permian, November 2021, http://ieefa.org/wp-content/uploads/2021/11/Independent-Producers-Dominate-Majors-in-the-Permian_November-2021.pdf, pp. 1, 5

5 Oil Change International. Drilling Towards Disaster. January 2019, https://priceofoil.org/content/uploads/2019/01/Drilling-Towards-Disaster-Web-v2.pdf, p. 7 and p. 26

6 US Energy Information Administration, ‘Total Energy.’ Data browser. https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed March 1, 2022

7 US Energy Information Administration, “United States Remains Largest Producer of Petroleum and Natural Gas Hydrocarbons,” https://www.eia.gov/todayinenergy/detail.php?id=26352, accessed March 1, 2022

8 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050

9 IEA, ‘Net Zero by 2050,’ Figure 3.4, p. 103

10 Analysis using Urgewald’s Global Oil and Gas Exit List (GOGEL), available at https://gogel.org/ Expenditure is a 3-year average from 2019-2021

11 Somasekhar, Arathy, "As Oil-well Backlog Shrinks, U.S. Shale May Upset Investors and Drill More.” Reuters, September 14, 2021, https://www.reuters.com/business/energy/oil-well-backlog-shrinks-us-shale-may-upset-investors-drill-more-2021-09-14/

12 Carbon Tracker, Adapt to Survive: Why Oil Companies Must Plan for Net Zero and Avoid Stranded Assets, September 2021. https://carbontracker.org/reports/adapt-to-survive/

13 Pioneer Natural Resources, 2021 Sustainability Report, https://pxd.com/sites/default/files/reports/0018021_SustainabilityReport_FINAL_3.pdf, p. 4

14 Pioneer Natural Resources, 2021 Sustainability Report, p. 4

15 Pioneer Natural Resources, 2021 Climate Risk Report, https://www.pxd.com/sites/default/files/reports/0024821_CRR_AnnualReport_FINAL.pdf page 34

16 Pioneer Natural Resources, 2021 Climate Risk Report, p. 34

17 Carbon Tracker, Adapt to Survive, September 2021, https://carbontracker.org/reports/adapt-to-survive/full-report/, p. 34 (Table 2)

18 Carbon Tracker, “Adapt to Survive: Why oil companies must plan for net zero and avoid stranded assets,” (graphic on assumptions relating to IEA NZE on webpage), https://carbontracker.org/reports/adapt-to-survive/ , accessed April 15, 2022

19 Pioneer Natural Resources, 2021 Climate Risk Report, pp. 18, 34.

20 Office of the New York State Comptroller, “DiNapoli Restricts Investments in 21 Shale Oil and Gas Companies,” February 9, 2022, https://www.osc.state.ny.us/press/releases/2022/02/dinapoli-restricts-investments-21-shale-oil-gas-companies

21 Pioneer Natural Resources, “Advocacy” (website), https://www.pxd.com/culture/advocacy, accessed April 28. 2022

22 Pioneer Natural Resources, “Advocacy” (website), https://www.pxd.com/culture/advocacy, accessed April 28, 2022

23 Evers-Hillstrom, Karl. “Oil Producers Push Democrats to Preserve Key Drilling.” The Hill, August 26, 2021, https://thehill.com/business-a-lobbying/business-a-lobbying/569583-oil-producers-push-democrats-to-preserve-key-drilling

24 Achakulwisut, P. et al, “Effect of subsidies and regulatory exemptions on 2020–2030 oil and gas production and profits in the United States,” Environ. Res. Lett., July 2021, https://iopscience.iop.org/article/10.1088/1748-9326/ac0a10/pdf, p. 26

25 Erickson, P. and Achakulwisut, P. How Subsidies Aided the US Shale Oil and Gas Boom, June 2021, https://cdn.sei.org/wp-content/uploads/2021/06/how-subsidies-aided-the-us-shale-oil-and-gas-boom.pdf figure 4, pp. 12-13

26 Noël, John. “Oil & Gas Trade Association Fronts for Companies that Received At Least $92 Billion in Federal Subsidies, Lectures Policymakers,” Greenpeace blogs, September 1. 2021, https://www.greenpeace.org/usa/oil-gas-trade-association-fronts-for-companies-that-received-at-least-92-billion-in-federal-subsidies-lectures-policymakers/

27 See, for example, Pioneer Natural Resources, 2021 Sustainability Report, p. 8

28 Independent Petroleum Association of America, “Board of Directors” (website), https://www.ipaa.org/board-of-directors/, accessed April 28, 2022

29 Independent Petroleum Association of America, “About” (website), https://www.ipaa.org/about/, accessed April 28, 2022

30 IPCC, Special Report on Global Warming of 1.5°C., 2018, https://www.ipcc.ch/site/assets/uploads/sites/2/2019/06/SR15_Full_Report_Low_Res.pdf , pp. v, 5, 7-10, 95-97 and 116

31 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050, Slide 8.

32 IPCC. Special Report on Climate Change and Land, Summary for Policy Makers,January, 2020, https://www.ipcc.ch/site/assets/uploads/sites/4/2020/02/SPM_Updated-Jan20.pdf, pp 23-24 and 26.

33 Climate Action 100+: Net-Zero Company Benchmark Company Assessments https://www.climateaction100.org/progress/net-zero-company-benchmark/

34 US Energy Information Administration, ‘Carbon Dioxide Emissions from Energy Consumption by Source’, https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed March 19, 2022

35 US Energy Information Administration, “The U.S. leads global petroleum and natural gas production with record growth in 2018,” https://www.eia.gov/todayinenergy/detail.php?id=40973, accessed March 16, 2022

36 Luhavalja, Amanda, et al. “Path to Net Zero: European Oil Majors Outpace US Companies on Climate Goals,” S&P Global Market Intelligence, July 28, 2020, https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/path-to-net-zero-european-oil-majors-outpace-us-companies-on-climate-goals-59543423, accessed March 16, 2022

37 Quinson, Tim, “US Oil Companies Lag Far Behind Greener European Rivals,” Bloomberg, March 24, 2021, https://www.bloomberg.com/news/articles/2021-03-24/u-s-oil-companies-lag-far-behind-greener-europe-rivals-green-insight

38 IEA, ‘Net Zero by 2050 Scenario’

39 IEA, ‘Net Zero by 2050 Scenario’

40 IEA, ‘Energy Technology Perspectives 2017.’ https://www.iea.org/reports/energy-technology-perspectives-2017

41 IEA, ‘Sustainable Development Scenario.’ https://www.iea.org/reports/world-energy-model/sustainable-development-scenario-sds

42 IEA, ‘Net Zero by 2050 Scenario.’ pp. 21 -22.

43 Carbon Tracker, ‘Adapt to Survive.’ p. 4 and pp.14-16

44 International Energy Agency, World Energy Outlook 2021, https://iea.blob.core.windows.net/assets/4ed140c1-c3f3-4fd9-acae-789a4e14a23c/WorldEnergyOutlook2021.pdf p. 19.

45 Deloitte, 2022 Oil and Gas Industry Outlook, https://www2.deloitte.com/content/dam/Deloitte/us/Documents/energy-resources/us-2022-outlook-oil-and-gas.pdf p. 4.

46 Oil Change International et al, The Sky’s the Limit: Why the Paris Climate Goals Require A Managed Decline of Fossil Fuel Production,

https://priceofoil.org/content/uploads/2016/09/OCI_the_skys_limit_2016_FINAL_2.pdf, pp. 19-21 and 24.

47 Carbon Tracker, ‘Adapt to Survive.’ p. 6 and p. 15.

48 Oil Change International. Drilling Towards Disaster: Why US Oil and Gas Expansion Is Incompatible With Climate Limits, January, 2019, https://priceofoil.org/content/uploads/2019/01/Drilling-Towards-Disaster-Web-v2.pdf, p. 7.

49 Collier, Kiah. “As Oil and Gas Exports Surge, West Texas Becomes the World’s ‘extraction colony’” Texas Tribune, August 10, 2018, https://www.texastribune.org/2018/10/11/west-texas-becomes-worlds-extraction-colony-oil-gas-exports-surge/

50 IPCC. ‘Special Report on Global Warming of 1.5.’ 2018

51 World Economic Forum, “How the oil and gas industry can take a lifecycle approach to reducing emissions,” August 25, 2021, https://www.weforum.org/agenda/2021/08/oil-gas-industry-lifecycle-approach-reducing-emissions/

Oil Change International, Big Oil Reality Check, September 2020. http://priceofoil.org/content/uploads/2020/09/OCI-Big-Oil-Reality-Check-vF.pdf, p. 8,

52 Saiyid, Amena, “Oil and gas companies under pressure to manage scope 3 emissions,” June 22, 2021, S& P Global, https://cleanenergynews.ihsmarkit.com/research-analysis/oil-gas-companies-under-pressure-to-manage-scope-3-emissions-t.html.

53 Oil Change International, Big Oil Reality Check, September 2020. http://priceofoil.org/content/uploads/2020/09/OCI-Big-Oil-Reality-Check-vF.pdf, pp. 8, 9, and 18.

54 Global CCS Institute, Global Status of CCS 2021, https://www.globalccsinstitute.com/wp-content/uploads/2021/11/Global-Status-of-CCS-2021-Global-CCS-Institute-1121.pdf p. 35

55 https://www.cdp.net/en/responses?queries%5Bname%5D=&utf8=%E2%9C%93

56 https://sciencebasedtargets.org/companies-taking-action

57 https://sciencebasedtargets.org/sectors

58 https://www.climateaction100.org/progress/net-zero-company-benchmark/

59 Oil Change International, ‘Big Oil Reality Check’

60 Carbon Tracker, Breaking the Habit: Why None of the Large Oil Companies are “Paris-aligned”, and What They Need to Do to Get There, September 2019, https://carbontransfer.wpengine.com/wp-content/uploads/2019/09/Capex-report-2019_Infographic.pdf,

61 BankTrack, Oil Change International, Rainforest Action Network, Sierra Club. Banking on Climate Change: Fossil Fuel Finance Reportcard 2017 https://priceofoil.org/content/uploads/2017/06/Banking_On_Climate_Change_2017.pdf, pp.4, 13 and 20

62 Oil Change International. ‘Drilling Towards Disaster.’ p. 26

63 Please see chart: Total Oil Production in the Permian Basin

https://www.dallasfed.org/research/energy11/permian.aspx#Oil

64 Natural Gas Production in Permian Basin chart

https://www.dallasfed.org/research/energy11/permian.aspx#Gas

65 Oil Change International. ‘Drilling Towards Disaster.’ pp. 7 and 26

66 https://thehill.com/policy/energy-environment/155101-report-gas-from-fracking-worse-than-coal-on-climate

67 Zhang, Y. et al. “Quantifying methane emissions from the largest oil-producing basin in the United States from space.” Science Advances: 22 Apr 2020. https://www.science.org/doi/10.1126/sciadv.aaz5120

68 Oil Change International, Earthworks, and the Center for International Environmental Law, The Permian Climate Bomb. https://www.permianclimatebomb.org/chapter-2

69 Carbon Tracker. ‘Adapt to Survive.’ pp. 4-5, 8-10

70 Carbon Tracker. ‘Adapt to Survive.’ p. 6.

71 Carbon Tracker. ‘Adapt to Survive.’, pp. 4-5, 8-10

72 Rainforest Action Network, Banking on Climate Chaos. March 2021. https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf

73 Carbon Tracker, Fault Lines: How Diverging Oil and Gas Company Strategies link to Stranded Asset Risk, October 2020,

https://carbontracker.org/reports/fault-lines-stranded-asset/

74 Carbon Tracker. ‘Adapt to Survive.’

75 https://carbontracker.org/company-profiles/

76 https://www.climateaction100.org/progress/net-zero-company-benchmark/

77 https://www.climateaction100.org/progress/net-zero-company-benchmark/

78 https://influencemap.org/filter/List-of-Companies-and-Influencers#